                                    FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

For the year ended DECEMBER 31, 2002

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________

Commission file number 333-98681

                    THRIFT PLAN FOR EMPLOYEES OF CONOCO INC.
                            (Full title of the Plan)

                                 CONOCOPHILLIPS
                         (Name of issuer of securities)

600 NORTH DAIRY ASHFORD
HOUSTON, TEXAS                                                      77079
(Address of principal executive office)                           (Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

Financial statements of the Thrift Plan for Employees of Conoco Inc., filed as part of this annual report, are listed in the accompanying index.

(b)  Exhibits

Exhibit 23.1    Consent of Independent Auditors -
                  Ernst & Young LLP.

Exhibit 23.2    Consent of Independent Accountants -
                  PricewaterhouseCoopers LLP.

Exhibit 99      Certifications Pursuant to 18 U.S.C. Section 1350, As
                  Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefit Plans Board has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           THRIFT PLAN FOR
                                      EMPLOYEES OF CONOCO INC.

                                       /s/ J. W. Sheets
                                  -------------------------------
                                           J. W. Sheets
                                    Plan Financial Administrator

June 25, 2003

                                      INDEX

                                                                  Page(s)
                                                                  -------
Report of Independent Auditors -...........................          4
   Ernst & Young LLP

Report of Independent Auditors - ..........................          5
   PricewaterhouseCoopers LLP

Financial Statements

     Statement of Net Assets Available for
         Benefits, as of December 31, 2002 and 2001........          6

     Statement of Changes in Net Assets Available
         for Benefits, for the Year Ended
         December 31, 2002.................................          7

     Notes to the Financial Statements.....................          8

Supplemental Schedule*

     Schedule of Assets (Held At End of Year) as of
         December 31, 2002, Schedule H, Line 4i............         18

Exhibit Index..............................................         20

-----------------------
*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT AUDITORS

Employee Benefit Plans Board
Thrift Plan for Employees of Conoco Inc.

We have audited the accompanying statement of net assets available for benefits of the Thrift Plan for Employees of Conoco Inc. (Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Employee Benefit Plans Board (Board). Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Board. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                          /s/ ERNST & YOUNG LLP
                                                              Ernst & Young LLP

Houston, Texas
June 25, 2003

REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of the Thrift Plan for Employees of Conoco Inc.

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Thrift Plan for Employees of Conoco Inc. (the "Plan") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



/s/ PRICEWATERHOUSECOOPERS LLP
PRICEWATERHOUSECOOPERS LLP

Houston, Texas
June 11, 2002

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2002 and 2001

                             (Dollars in Thousands)

                                                       2002             2001
                                                    ----------      -----------
Investments, at Fair Value
   (Notes 1, 3 and 5)
   Equity...................................        $  578,387      $   653,043

   Mutual Funds.............................           476,444          581,457

   Common/Collective Trusts.................            78,959           95,407

   Short-Term Investments and Cash..........                42               51

   Loans to Participants....................            32,399           31,150

                                                    ----------      -----------
                                                     1,166,231        1,361,108

Beneficial Interest in the Master Trust.....         1,750,071        1,652,604
    (Note 4)
                                                    ----------      -----------
       Total Investments....................         2,916,302        3,013,712

Receivables.................................            10,176            9,857
   (Note 2)
                                                    ----------      -----------
Net Assets Available for Benefits...........        $2,926,478      $ 3,023,569
                                                    ==========      ===========

--------------------------------
See Notes to Financial Statements

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2002

                             (Dollars in Thousands)

                                                                   2002
                                                                ----------
Investment Income (Loss)
   Plan Interest in Master Trust Income........                 $   97,117
   Other Interest..............................                      2,116
   Dividends...................................                     26,080
   Net Depreciation in Fair Value of
     Investments...............................                   (211,453)
                                                                ----------
   Net Investment Loss.........................                    (86,140)

Contributions
   Company (net of forfeitures applied
     of $440 thousand).........................                     66,364
   Participants................................                     57,038
   Rollovers...................................                     45,508
                                                                ----------
   Total Contributions.........................                    168,910

Benefits Paid to Participants..................                   (179,861)

                                                                ----------
Net Decrease...................................                    (97,091)
Net Assets Available for Benefits:
   Beginning of Year...........................                  3,023,569
                                                                ----------
   End of Year.................................                 $2,926,478
                                                                ==========

----------------------------
See Notes to Financial Statements

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                          NOTES TO FINANCIAL STATEMENTS

                             (Dollars in Thousands)

NOTE 1 - PLAN DESCRIPTION:

         The following description of the Thrift Plan for Employees of Conoco Inc. (the "Plan") provides only general information. Members should refer to the Plan document for the Plan's provisions.

THE PLAN

         The Plan is a defined contribution plan established in 1952 by Continental Oil Company, later known as Conoco Inc., a company which merged on December 31, 2002, into ConocoPhillips Company (Company). The Company is a wholly-owned subsidiary of ConocoPhillips. The Federal Trade Commission approved the merger forming ConocoPhillips on August 30, 2002, and Conoco Inc. thereby became a subsidiary of ConocoPhillips. The plan sponsor is ConocoPhillips Company, successor by merger to Conoco Inc., which sponsored the Plan prior to its December 31, 2002, merger with ConocoPhillips Company.

         The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (the "Code") and is a tax-qualified contributory profit sharing plan. The purpose of the Plan is to encourage employees to save systematically a portion of their current compensation and to assist them in accumulation of additional financial means for the time of their retirement.

         ELIGIBILITY. New enrollments into the Plan ceased December 20, 2002. Prior to that date, employees of Conoco Inc., including employees of affiliated companies that had adopted the Plan, 1) who had previously met the eligibility requirements of the Plan, 2) who had completed a designated period of 12 consecutive months during which they complete 1,000 hours or more of service, or
3) who were regular, full time employees or regular, part-time employees, were eligible to participate in the Plan. After that date, only persons already participating in the Plan could continue such participation.

         Effective January 1, 1999, a separate savings plan, the Thrift Plan for Retail Employees of Conoco Inc. (the "Retail Plan"), was created for Conoco Inc. retail employees. Retail employees eligible to participate in the Retail Plan are not eligible to participate in the Plan.

         CONTRIBUTIONS/DEPOSITS. In 2002, an eligible participant could authorize the Company to make a payroll deduction under the Plan ranging from 1% to 38% of monthly base pay. The amount deducted could be deposited into a before-tax or after-tax account or some combination thereof. Participants' monthly deductions up to 6% were called basic deposits and deductions over 6% were called supplemental deposits. The Company contributed an amount equal to 100% of the participant's monthly basic deposits. Effective January 1, 2003,monthly employee deposits range from 1% to 30% of monthly benefits-eligible pay. Deposits up to 1.25% of the participants' monthly benefits-

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)

eligible pay are classified as basic deposits. Supplemental deposits are employee deposits greater than 1.25% of benefits-eligible pay.

         Effective March 1, 2000, a profit sharing contribution was added to the Plan. It provided a 1% additional contribution and up to a 5% discretionary contribution to the Plan in the amount of the monthly base pay in the month preceding the month in which such contribution was made of all employees eligible to participate in the Plan in the month preceding the month in which the contribution was made. The amount of the discretionary contribution was set once a year and remained in effect for twelve consecutive months. During 2002 and 2001, the Company's discretionary contribution was 5%. The Trustee acquired units of the Conoco Common Stock Fund with these additional and discretionary contributions. Units of the Conoco Common Stock Fund so acquired could be sold at any time at the election of a participant and the proceeds invested in any of the other available investment options. The profit sharing contribution was eliminated, effective December 31, 2002. The participants in this Plan became eligible to participate in the Stock Savings Feature of the ConocoPhillips Savings Plan on January 1, 2003.

         Subject to certain limitations, certain participants were eligible to make supplemental cash deposits in 2002. Due to the application of Internal Revenue Code discrimination testing requirements, only "non-highly compensated" participants were eligible to make lump sum cash supplemental deposits. The supplemental cash deposit option was discontinued on December 31, 2002.

         A new Plan provision in 2002 allowed participants who reached age 50 or over by December 31, 2002, to make catch-up contributions of up to $1,000 to the Plan. As allowed by the Economic Growth and Tax Reconciliation Act, the catch-up contribution for 2003 is $2,000.

         VESTING. Immediate vesting of Company contributions was implemented October 1, 2001. At that same time, all Plan suspensions for in-service partial withdrawals were eliminated. Only one suspension remains, and that is the legally required six-month suspension following a hardship withdrawal if the participant is less than 59 1/2 years of age.

         WITHDRAWALS. Any participant who separates from service, including one who retires, may elect to make a full account withdrawal at any time. Required minimum distributions commence in April following the year in which a former participant reaches age 70 1/2.

         LOANS. Participants may borrow up to one-half of their account balance subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 240 months. The rate of interest on a loan is the prime interest rate, as published by the Wall Street Journal on the first business day of the month in which the loan application is received, plus one percent. Effective January 1, 2003, the interest rate for new loans changed to prime. The loans are repaid over the term in monthly installments of principal and

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)

interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty. Effective January 1, 2003, terminated employees and retirees can receive new loans. Additionally, participants can continue loan repayment after termination via automatic clearing house (ACH) bank drafts.

ADMINISTRATION

         The assets of the Plan are held in two trusts, one of which holds the assets which comprise the Stable Value Fund (known as the "Master Trust"), and the other of which holds the remaining assets of the Plan. The designated trustee of the Master Trust is State Street Bank and Trust Company; the designated trustee of the remaining assets of the Plan is JPMorgan Chase Bank (the "Trustees").

         As of August 30, 2002, the Plan is administered by the Employee Benefits Plan Board ("EBPB"), the Chief Financial Officer, the Plan Financial Administrator, and the Plan Benefits Administrator. The members of the EBPB are appointed by the Board of Directors of the Company. The Chief Financial Officer, Plan Financial Administrator, and Plan Benefits Administrator are the persons who occupy, respectively, the ConocoPhillips positions of Chief Financial Officer, Treasurer, and Compensation and Benefits Manager. The EBPB has the power to interpret the Plan and to establish and enforce rules for the administration of the Plan. The Plan Financial Administrator has the responsibility to manage and control the assets of the Plan in accordance with the terms of the Plan and any rules established by the EBPB. The Plan Benefits Administrator has the responsibility to control the operation and administration of the Plan in accordance with the terms of the Plan and any rules established by the EBPB, to the extent that this does not involve control or management of Plan assets. The Chief Financial Officer chooses and monitors the investment funds available under the Plan. Prior to August 30, 2002, all administrative duties were held by the EBPB.

     Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments in the Stable Value Fund, DuPont Stock, ConocoPhillips Stock, Mutual Funds, Common/Collective Trusts, and Blended Funds shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be. All costs related to the management and administration of the Stable Value Fund investments (such as fees paid to investment managers, fees for wrapper contracts, custodial and Trustee expenses) are paid out of the assets of the Stable Value Fund. All administrative expenses not specified in the preceding two sentences shall be paid out of rebates of record keeping costs and other discounts in connection with investment vehicles available in the Plan. If such rebates or other discounts are paid to the Plan, any excess remaining after the reasonable administration expenses of the Plan have been paid shall be allocated to the accounts of all participants in the Plan who have an employee account balance greater than zero on an allocation date designated by the Plan Administrators. The balance of any

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)

administrative expenses not paid as described above shall be paid ratably by the Company and its affiliated companies participating in the Plan.

         While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, the distribution of all account balances will be made based upon the valuation of the participant's account on the termination date.

INVESTMENT FUNDS

         The following investment funds have been established for the investment of employee deposits and Company contributions. Effective August 6, 1999, purchases of DuPont common stock are not allowed. The investment funds are described below:

Stable Value Fund:

The Stable Value Fund is held by the Master Trust and is comprised of fixed income securities and investments under agreement with one or more financial institutions, including insurance companies, banks and other investment entities, which are held at contract value.

DuPont Stock:

Common stock of E. I. du Pont de Nemours and Company.

ConocoPhillips Stock:

Common stock of ConocoPhillips.

Loan Fund:

Participant loans - amounts transferred at the direction of a participant from other investment funds of the participant that are loaned to that participant.

Mutual Funds:

American Century Income & Growth - seeks to provide dividend growth, current income and capital appreciation by investing in common stocks.

American Century Equity Growth - seeks capital appreciation by investing in a portfolio of common stocks.

American Century International Growth - seeks capital growth by investing in a diversified international portfolio of stocks.

American Century Vista - seeks capital growth by investing in stocks considered to have above average appreciation prospects.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)

American Century Strategic Allocation: Conservative - an asset allocation fund that seeks lower risk with lower potential return.

American Century Strategic Allocation: Moderate - an asset allocation fund that seeks moderate return while assuming moderate risk.

American Century Strategic Allocation: Aggressive - an asset allocation fund that seeks higher return with higher potential risk.

American Funds ICA - seeks to provide long-term growth of capital and income, placing greater emphasis on future dividends than on current income.

PIMCO Total Return - seeks to maximize total return through a portfolio of intermediate-term investment grade-bonds.

Nations International Value - seeks long-term capital appreciation by investing primarily in equity securities of foreign issuers.

Fidelity Equity Income - seeks reasonable income and potential for capital appreciation.

Fidelity Low-Priced Stock Fund - seeks capital appreciation.

Fidelity Magellan Fund - seeks capital appreciation.

Goldman Sachs Capital Growth - seeks long-term capital appreciation.

Franklin Small-Mid Cap Growth Fund Class A - seeks long-term capital growth.

Janus Mercury Fund - seeks long-term growth of capital.

Common/Collective Trusts:

Barclays Global Investors Equity Index - seeks to track the holdings and total return of the S&P 500 Index.

Barclays Global Investors U.S. Debt Index - seeks to track the holdings and total return of the Lehman Brothers Aggregate Bond Index.

Blended Funds:

Small Company Fund - equal blend of Fidelity Low-Priced Stock Fund and
         Franklin Small-Mid Cap Growth Fund seeks long-term capital growth.

International Fund - equal blend of American Century International Growth Fund and Nations International Value Fund seeks long-term capital growth.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)

Participants may allocate their employee deposits and matching Company contributions and may reallocate the amounts in their accounts among all funds, except the DuPont Stock and Loan Fund, at their discretion.

NOTE 2 - RECEIVABLES

         Receivables are comprised of employee deposits of $4,577 and $4,269, Company contributions of $5,496 and $5,400, and loan interest payments of $103 and $188, which are amounts due as of December 31, 2002 and 2001, respectively.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

         The accompanying financial statements are prepared on the accrual basis of accounting. The Plan's investments are stated at fair value, except for the Stable Value Fund guaranteed investment contracts (GICs), separate account GICs (SAGICs), and synthetic guaranteed investment contracts (SYNs) which are stated at contract value. The Stable Value Fund GICs, SAGICs, and SYNs are fully benefit responsive and thus, are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Mutual Funds and Blended Funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Common/Collective Trust Funds are stated at the fair value of all underlying assets as reported by the applicable custodian. Loans to participants, short-term investments, and cash are valued at cost which approximates fair value. DuPont common stock and ConocoPhillips common stock are valued at their quoted market prices at year-end. Benefits are recorded when paid.

         The purchase of shares of ConocoPhillips common stock may be made in the open market or from ConocoPhillips if it shall have treasury or authorized but unissued shares available for such purchases, in which event the purchase price shall be the closing price of such stock as reported on the New York Stock Exchange - Composite Transactions on the last day preceding the date of such purchase from ConocoPhillips.

         In 2002, dividends from all stock funds were invested according to the participants' most recent investment direction. Effective January 1,2003, except for DuPont stock, dividends are added to the corresponding investment. DuPont stock dividends continue to be invested according to the participants' most recent investment direction. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. Purchases and sales are recorded on a trade date basis.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)

         Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates and assumptions.

NOTE 4 - MASTER TRUST (STABLE VALUE FUND)

         The Stable Value Fund option provided by the Plan is also available to participants in the Retail Plan; each plan's beneficial interest in the commingled Master Trust funds is based on that plan's proportionate share of the value of the total net assets in the Master Trust. Investment income for each plan is calculated using this same basis. The Plan's proportionate share of Master Trust net assets and investment income was approximately 99.9% as of December 31, 2002 and 2001.

         The Stable Value Fund consists of GICs, SAGICs, SYNs, and short-term investments and cash. The crediting interest rates for the Stable Value Fund's investment contracts ranged from 3.67% to 7.68% and 4.80% to 8.31% for the years ended December 31, 2002 and 2001, respectively. The fund's blended rate of return for the year was 5.92% in 2002 and 6.53% in 2001.

         The crediting rates for most SAGIC and SYN contracts are reset quarterly and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., the present value of the weighted average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)

         The Master Trust (Stable Value Fund) values as of December 31, 2002 and 2001 are as follows:

                                                                 12/31/02        12/31/01
                                                                ----------      ----------
At Contract Value, which approximates fair value:
  GICs                                                          $  265,816      $  149,599
  SAGICs                                                           229,927         267,572
  SYNs                                                           1,188,736       1,176,027
At Fair Value:
  Short-term investments and cash                                   67,369          61,082
                                                                ----------      ----------
                                                                $1,751,848      $1,654,280
                                                                ==========      ==========

         The contract values of synthetic guaranteed investment contracts are net of ($65,795) and ($41,991) at December 31, 2002 and 2001 related to wrapper contracts, which guarantee the contract value of the synthetic guaranteed investment contracts for participant initiated withdrawal events.

         Investment income for the Master Trust for the year ended December 31, 2002 is composed of Stable Value Fund gains and interest income in the amount of $97,220.

NOTE 5 - INVESTMENTS

         The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         Net depreciation for the year ended December 31, 2002 is as follows:

          Investments                               Net Depreciation
          -----------                               ----------------
         Equity                                          $  (68,070)
         Mutual Funds                                      (123,214)
         Common/Collective Trusts                           (20,169)
                                                         ----------

         Total Net Depreciation                          $ (211,453)
                                                         ==========

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)

         The following individual investments represent more than 5% of the net assets available for benefits as of December 31, 2002 and 2001:

                                                 Current Value      Current Value
                                                  12/31/02           12/31/01
                                                -------------      -------------
         DuPont Stock                             $  288,554          $  325,002
         Fidelity Magellan Fund                            *             159,121
         ConocoPhillips Stock                        289,833             328,041

*Investment does not exceed 5% of net assets available for benefits at the date indicated.

         On March 12, 2002, stockholders of Conoco Inc. (parent company to a subsidiary of the same name that was, and whose successor is, the sponsor of the
Plan) and Phillips Petroleum Company approved a merger of the two companies to form ConocoPhillips. The merger was finalized on August 30, 2002. Under the terms of the merger agreement, each outstanding share of Conoco Inc. common stock, including those held by the Thrift Plan for Employees of Conoco Inc., was automatically converted into 0.4677 of one share of the new ConocoPhillips common stock.

NOTE 6 - TAX STATUS

         The Internal Revenue Service determined on December 18, 2002, that the Plan was qualified under Section 401 (a) of the Internal Revenue Code of 1986 and that the Trust was exempt from federal income tax under Section 501 (a). Subsequent amendments have been adopted, but are not expected to affect the qualified status of the Plan. The Employee Benefit Plans Board is not aware of any activity that would affect the qualified status of the Plan.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

         Certain Plan investments are shares of mutual funds and asset allocation funds managed by affiliates of the Trustees. Therefore, transactions in these investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules. Other Plan investments are shares of ConocoPhillips Common Stock. Transactions in these investments also qualify as party-in-interest transactions that are exempt from the prohibited transaction rules. Still other Plan investments are made in the form of loans to Plan participants. Transactions in these investments also qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)

NOTE 8 - SUBSEQUENT EVENTS

         In addition to eliminating the Company profit sharing contribution and new loan provisions discussed in Note 1, effective January 1, 2003, the maximum deposit rate was reduced from 38% to 30% and new hire participation in the Plan was eliminated.

         Effective January 1, 2003, an employee stock ownership plan (ESOP) feature was added to the Plan. ConocoPhillips common stock held in the Plan on the first business day of the year was automatically transferred to the ESOP feature. In 2003, an ESOP dividend pass-through feature will be implemented in the Plan. Participants may elect to receive a cash dividend payment for the total number of shares of ConocoPhillips stock held in their ESOP account as of the dividend declaration date. A transfer of the non-ESOP ConocoPhillips stock held in their account will be done at the end of each calendar year. ConocoPhillips stock dividends will automatically be reinvested in ConocoPhillips stock unless the participant elects a cash dividend payment.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                               SCHEDULE H, Line 4i

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2002

At December 31, 2002

                               (c)                        Thousands of Dollars
     (a)(b)          Description of investment           ----------------------
Identity of issue,    including maturity date,              (d)          (e)
borrower, lessor    rate of interest, collateral,        Historical    Current
or similar party       par or maturity value                Cost        Value
-----------------  -----------------------------         ----------   ---------
CONOCOPHILLIPS*     COMMON STOCK, $0.01 PAR VALUE,
                      5,989,515 SHARES                       **       $ 289,833

E. I. DUPONT        COMMON STOCK,
  DE NEMOURS          6,805,573 SHARES                       **         288,554
-------------------------------------------------------------------------------

AMERICAN CENTURY*   740,972 UNITS, STRATEGIC
(ACI)                 ALLOCATION - CONSERVATIVE              **           3,594

                    12,756,173 UNITS, STRATEGIC
                      ALLOCATION - MODERATE                  **          66,970

                    787,681 UNITS, STRATEGIC
                      ALLOCATION - AGGRESSIVE                **           4,332

                    409,925 UNITS, ACI INCOME
                      AND GROWTH FUND                        **           8,920

                    2,328,763 UNITS, ACI EQUITY
                      GROWTH FUND                            **          35,397

                    978,901 UNITS, ACI INTERNATIONAL
                      GROWTH FUND                            **           6,255

                    176,424 UNITS, ACI VISTA FUND            **           1,565
-------------------------------------------------------------------------------
JPMORGAN CHASE*     42,527 UNITS, MONEY MARKET               **              42
-------------------------------------------------------------------------------

FIDELITY            2,413,148 UNITS, FIDELITY
INVESTMENTS           LOW-PRICED STOCK FUND                  **          60,730

                    1,440,813 UNITS, FIDELITY
                      MAGELLAN FUND                          **         113,767

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                               SCHEDULE H, Line 4i

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2002

At December 31, 2002

                                (c)                       Thousands of Dollars
     (a)(b)           Description of investment          ----------------------
Identity of issue,    including maturity date,              (d)          (e)
borrower, lessor    rate of interest, collateral,        Historical    Current
or similar party       par or maturity value                Cost        Value
-----------------   ----------------------------         ----------  ----------
FIDELITY            292,007 UNITS, FIDELITY
INVESTMENTS           EQUITY INCOME FUND                     **          11,584

FRANKLIN TEMPLETON  2,248,431 UNITS, FRANKLIN SMALL-
INVESTMENTS           MID CAP GROWTH FUND - CLASS A          **          49,361

PIMCO FUNDS         1,800,811 UNITS, PIMCO
                      TOTAL RETURN FUND                      **          19,215

JANUS FUNDS         3,008,338 UNITS, JANUS
                      MERCURY FUND                           **          44,403

BARCLAYS GLOBAL     2,734,431 UNITS, BGI EQUITY
INVESTORS (BGI)       INDEX FUND                             **          69,427

BARCLAYS GLOBAL     866,496 UNITS, BGI U. S.
INVESTORS (BGI)       DEBT INDEX FUND                        **           9,532

AMERICAN FUNDS      769,915 UNITS, AMERICAN
                      ICA FUNDS                              **          18,078

NATIONS FUNDS       1,832,190 UNITS, NATIONS
                      INTERNATIONAL VALUE FUND               **          23,590

GOLDMAN SACHS       569,755 UNITS, GOLDMAN SACHS
                      CAPITAL GROWTH FUND                    **           8,683

PARTICIPANTS*       LOANS TO PARTICIPANTS,
                      INTEREST RATES RANGING FROM
                      5.25% TO 10.80%                        **          32,399
-------------------------------------------------------------------------------
                                                                     $1,166,231
===============================================================================

*Party-in-interest

** Historical cost information is not required for participant-directed investments.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                                  EXHIBIT INDEX

Exhibit
Number                            Description
-------                           -----------
 23.1     Consent of Independent Auditors - Ernst & Young LLP.

 23.2     Consent of Independent Accountants - PricewaterhouseCoopers LLP.

  99      Certifications Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant
            to Section 906 of the Sarbanes-Oxley Act of 2002.